Free Writing Prospectus
(to the Preliminary Prospectus Supplement dated April 11, 2024 and Prospectus dated May 12, 2023)
April 11, 2024
Registration Statement No. 333-271881

Jefferies Financial Group Inc.
6.200% SENIOR NOTES DUE 2034
Issuer:	Jefferies Financial Group Inc.
Issue:	6.200% Senior Notes due 2034 (the “Notes”)
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings (Moody’s/S&P/Fitch):	Baa2 (Stable) / BBB (Stable) / BBB+ (Stable)*
Principal Amount:	$1,500,000,000
Trade Date:	April 11, 2024
Settlement Date:	April 16, 2024 (T+3)
Final Maturity:	April 14, 2034
Interest Payment Dates:	Semi-annually on April 14 and October 14, commencing on October 14, 2024
Benchmark Treasury:	4.000% UST due February 15, 2034
Spread to Benchmark:	T+165 basis points
Treasury Strike:	95-16
Treasury Yield to Maturity:	4.572%
Coupon:	6.200%
Yield to Maturity:	6.222%
Public Offering Price:	99.839% of principal amount
Underwriting Discount:	0.450%
Net Proceeds, Before Expenses:	$1,490,835,000
Day Count Convention:	30/360
Make-Whole Call Payment:	Prior to January 14, 2034 (three months prior to the maturity date of the Notes), UST +25 basis points
Par Call Payment:	On or after January 14, 2034, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:	47233W EJ4
ISIN:	US47233WEJ45
Sole Global Co-ordinator:	Jefferies LLC
Joint Book-Runners:	Jefferies LLC SMBC Nikko Securities America, Inc.
Senior Co-Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc.
Co-Managers:	AmeriVet Securities, Inc. Huntington Securities, Inc. M&T Securities, Inc. U.S. Bancorp Investments, Inc.
* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Jefferies LLC, by calling toll-free at 1-877-877-0696 or by emailing DCMProspectuses@jefferies.com or from SMBC Nikko Securities America, Inc., by calling toll-free at 1-888-868-6856 or by emailing prospectus@smbcnikko-si.com.